UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue
Amaroussion 15125, Athens Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

DryShips Inc. (the “Company”) previously announced its intention to cancel its agreements to purchase nine Capesize drybulk carriers in exchange for 6.5 million common shares to be issued to entities unaffiliated with the Company and nominated by the third-party sellers and 3.5 million warrants to be issued to the nominee of Mr. George Economou, the Company’s Chairman, Chief Executive Officer and Interim Chief Financial Officer, with strike prices, depending on the relevant tranche, of between $20.00 and $30.00 per share.  Each warrant entitles the holder to purchase one share of the Company’s common stock.  The warrants will vest over an 18 month period and will expire after five years.  The common shares and warrants will be subject to a six month lock-up.  On March 6, 2009, the Company entered into a termination and release agreement and a securities purchase agreement to effect this cancellation.  These agreements are attached hereto as Exhibits 1 and 2, respectively.

    This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference as exhibits 10.17 and 10.18, respectively, into the Company’s Registration Statement on Form F-3 ASR (Registration No. 333-146540) filed on October 5, 2007, as amended by Post-Effective Amendment No. 1 filed on October 20, 2008

EXHIBIT 1

TERMINATION AND RELEASE AGREEMENT

THIS TERMINATION AND RELEASE AGREEMENT (this “Termination Agreement”), dated as of March 6th, 2009, by and among each of the parties listed as a “Buyer” on Schedule I hereto (the “Buyers”), each of the parties listed as a “Seller” on Schedule I hereto (the “Sellers”) and DryShips Inc., a corporation organized under the laws of the Republic of the Marshall Islands (“DryShips”).  The Buyers, the Sellers and DryShips are each, individually, a “Party” and collectively, the “Parties.”  Capitalized terms used herein but not defined herein shall have the meanings assigned to such terms in the Shares Purchase Agreements (as defined below).

RECITALS:

WHEREAS, each Buyer and each Seller is a party to one of nine Shares Purchase Agreements providing for the purchase and sale of all of the shares of a vessel-owning subsidiary of the applicable Seller, as indicated on Schedule I hereto (individually, a “Share Purchase Agreement” and collectively, the  “Share Purchase Agreements”);

WHEREAS, in the light of the significant deterioration in world-wide economic conditions since the execution and delivery of the Share Purchase Agreements, the Buyers and the Sellers have determined that it is in their best interest to (i) terminate the applicable Share Purchase Agreement to which each Buyer and Seller is a party and (ii) release each Party from all rights and obligations under the applicable Share Purchase Agreement or otherwise in connection therewith, as described in Section 2.3 hereunder;

WHEREAS, each Buyer is a wholly-owned subsidiary of DryShips; and

WHEREAS, in consideration for each Seller’s agreement to terminate the respective Share Purchase Agreements, DryShips, on behalf of each Buyer, has agreed to issue and deliver to the Sellers or their respective nominees, allocated in such amounts as set forth in Schedule II, (i) 6,500,000 shares of the common stock of DryShips (the “Common Stock”) and (ii) 3,500,000 warrants for the purchase of additional shares of common stock of Dryships (the “Warrants” and, together with the Common Stock, the “Purchase Price Assets”), pursuant to that certain Securities Purchase Agreement, dated as of the date hereof, by and between DryShips and the Sellers (the “New Securities Purchase Agreement”).

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth below, the Parties each hereby agree as follows:

ARTICLE 1

RULES OF INTERPRETATION

Section 1.1      Rules of Interpretation. Unless otherwise required by the context in which any term appears: (a) references to “Articles” or “Sections” are to the articles or sections of this Termination Agreement, unless otherwise specified; (b) the words “herein,” “hereof” and “hereunder” will refer to this Termination Agreement as a whole and not to any particular section or subsection hereof; and (c) references to any agreement, document or instrument will be construed at a particular time to refer to such agreement, document or instrument as the same may be amended, modified, supplemented or replaced as of such time.

ARTICLE 2

AGREEMENTS REGARDING TERMINATION AND RELEASE

Section 2.1       Terminated Agreements.  Effective immediately, and without notice or further action on the part of any Party, each of the Parties, for themselves and their respective successors, predecessors and assigns, and for all other persons or entities claiming by, through or under them, hereby collectively and irrevocably terminate, discharge and render null and void and of no further force or effect whatsoever, the respective Shares Purchase Agreements (each, a “Terminated Agreement” and collectively, the “Terminated Agreements”).

Section 2.2       Acquisition of the Purchase Price Assets.  In consideration for each Seller’s agreement to terminate the Share Purchase Agreement to which it is a party and in accordance with the New Securities Purchase Agreement, the Buyers shall cause DryShips to issue and deliver the Common Stock and the Warrants registered in the name of the Sellers or their respective nominees.

Section 2.3       Release by Parties. Effective immediately, and without notice or further action on the part of either Party, each Party, for itself and its successors, predecessors and assigns, and for all other person or entities claiming by, through or under any of them, hereby fully, irrevocably and forever remises, releases, acquits and discharges the other Party and its respective members, shareholders, directors, officers, employees, agents, representatives, advisors, successors, predecessors and assigns, and each of them, of and from any and all manner of actions, causes of actions, suits, sums of money, accounts, reckonings, covenants, controversies, agreements, promises, remedies, amounts paid in settlement, compromise, losses, levies, rights of contribution, rights of set off, other rights, damages, judgments, executions, debts, obligations, liabilities, claims and demands of any nature whatsoever, whether or not in contract, in equity, in tort or otherwise, whether pursuant to any statute, ordinance, regulation, rule of common law or otherwise, whether direct or indirect, whether punitive or compensatory, whether known or unknown, whether presently discoverable or undiscoverable, whether threatened, pending, suspected or claimed, and whether fixed, accrued, contingent or otherwise, which such Party ever had, now has, may now have or may hereafter have against any one or more related parties pursuant to the Terminated Agreements.

Section 2.4      Allocation of the Purchase Price Assets .  The Buyers shall cause the Purchase Price Assets to be distributed to the each of the Sellers or their respective nominees in accordance with Schedule II hereto.

ARTICLE 3

REPRSENTATIONS AND WARRANTIES OF THE COMPANY AND THE BUYERS

The Company and each of the Buyers, jointly and not severally, hereby represent and warrant to, and agree with the Sellers, as of the date hereof, as follows:

3.1           Capacity; Authority; Validity.  Each of the Company and the Buyers has all necessary capacity, power and authority to enter into this Agreement and to perform all the obligations to be performed by such party hereunder; this Agreement and the consummation by the such party of the transactions contemplated hereby have been duly and validly authorized by all necessary action of such party; this Agreement has been duly executed and delivered by such party; and, assuming the due execution and delivery of this Agreement by the Sellers, this Agreement constitutes the legal, valid and binding obligation of each such party enforceable against such party in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

3.2           Consent and Approvals; No Violation.  Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby will (a) conflict with or result in any breach of any provision of such party’s organizational or charter documents; (b) require any consent, approval, authorization or permit of, or filing with or notification to; any governmental entity other than those that have been made or obtained; (c) result in a default (or give rise to any right of amendment, termination, cancellation, consent, acceleration or loss of material benefit) under the terms, conditions or provisions of any agreement to which such party is a party or by which any of the property or assets of such party may be bound, except in such cases where the requisite waivers or consents have been obtained; or (d) violate any judgment, order, writ, decree, law, rule or regulation applicable to such party, in each case that would have a material adverse effect on the legality, validity or enforceability of this Agreement or the performance by such party of its obligations hereunder.

3.3           No Litigation.  There is no action, suit, proceeding or investigation pending or, to the Company’s knowledge, currently threatened against or affecting such party which would adversely affect or challenge the legality, validity or enforceability of this Termination Agreement or the transactions contemplated hereby.

ARTICLE 4

REPRSENTATIONS AND WARRANTIES OF THE SELLERS

Each of the Sellers, jointly and not severally, hereby represent and warrant to, and agree with the Company and the Buyers, as of the date hereof, as follows:

Section 4.1        Capacity; Authority; Validity.  Each of the Sellers has all necessary capacity, power and authority to enter into this Agreement and to perform all the obligations to be performed by each such party hereunder; this Agreement and the consummation by such party of the transactions contemplated hereby have been duly and validly authorized by all necessary action of each such party; this Agreement has been duly executed and delivered by each such party; and, assuming the due execution and delivery of this Agreement by the Company and the Buyers, this Agreement constitutes the legal, valid and binding obligation of each of such party enforceable against such party in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

Section 4.2       Consent and Approvals; No Violation.  Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby will (a) conflict with or result in any breach of any provision of such party’s respective organizational or charter documents; (b) require any consent, approval, authorization or permit of, or filing with or notification to; any governmental entity other than those that have been made or obtained; (c) result in a default (or give rise to any right of amendment, termination, cancellation, consent, acceleration or loss of material benefit) under the terms, conditions or provisions of any agreement to which any such party is a party or by which any of the property or assets of any such party may be bound, except in such cases where the requisite waivers or consents have been obtained; or (d) violate any judgment, order, writ, decree, law, rule or regulation applicable to any such party, in each case that would have a material adverse effect on the legality, validity or enforceability of this Agreement or the performance by such party of its obligations hereunder.

Section 4.3        No Litigation.  There is no action, suit, proceeding or investigation pending or, to such party’s knowledge, currently threatened against or affecting any such party which would adversely affect or challenge the legality, validity or enforceability of this Termination Agreement or the transactions contemplated hereby.

ARTICLE 5

MISCELLANEOUS

Section 5.1        No Assignment.  Each Party hereby severally represents and warrants to the other Party that it has not assigned to any other person or entity (not a signatory to this Termination Agreement), at any time prior to the date hereof, any rights or interests arising under or pursuant to any of the Terminated Agreements.

Section 5.2        Successors and Assigns.  This Termination Agreement shall be binding upon, and shall inure to the benefit of and be enforceable by, the Parties named herein and their respective members, shareholders, directors, officers, employees, agents, representatives, advisors, successors, predecessors and assigns, and all other persons or entities claiming by, through or under any of them.  No Party may assign either this Termination Agreement or any of its rights or interests hereunder, nor delegate any of its obligations hereunder, without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), and any attempt to make any such transfer, assignment or delegation without such consent shall be null and void.

Section 5.3        Governing Law.  This Termination Agreement shall be governed by and construed in accordance with English law

Section 5.4        Enforcement.  The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Termination Agreement (including a dispute regarding the existence, validity or termination of this Termination Agreement) (a “Dispute”). The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary

Section 5.5        Severability.  Any term or provision of this Termination Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective only to the extent of such invalidity or unenforceability, without rendering invalid or unenforceable the remaining terms and provisions of this Termination Agreement or affecting the validity or enforceability of any of the terms or provisions of this Termination Agreement in any other jurisdiction.

Section 5.6       Construction.  The Parties have participated jointly in the negotiation and drafting of this Termination Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Termination Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Termination Agreement.

Section 5.7       Headings.  The article and section headings contained in this Termination Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Termination Agreement.

Section 5.8        Counterparts.  This Termination Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

Section 5.9        Further Assurances.  Each of the Parties shall, at all times, and from time to time, upon the request of the other Party, do, execute, acknowledge and deliver, or will cause to be done, executed, acknowledged and delivered, all such further acts as may be required to consummate the transactions contemplated in this Termination Agreement as they are herein contemplated.  Each Party shall, and shall use its commercially reasonable efforts to assure that any necessary third party shall, execute and deliver such documents and do such other acts and things as the other Party may reasonably require for the purpose of giving to that other Party the full benefit of all the provisions of this Termination Agreement, and as may be reasonably required to complete the transactions contemplated in this Termination Agreement.

Section 5.10      Third Party Beneficiaries.  This Termination Agreement is entered into for the sole benefit of the Parties hereto and the other persons and entities expressly contemplated herein, and no other person shall have any right under the Contracts (Rights of Third Parties) Act 1999 to enjoy the benefit of any provision herein.

        IN WITNESS WHEREOF, the Parties have caused this Termination Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

DRYSHIPS INC.

By:	/s/ George Xiradakis
	Name:	George Xiradakis
	Title:	Director

THRASYMACHUS CHALLENGE INC.

By:	/s/ George Xiradakis
	Name:	George Xiradakis
	Title:	Attorney in Fact

PODIGUS CHALLENGE INC.

By:	/s/ George Xiradakis
	Name:	George Xiradakis
	Title:	Attorney in Fact

GORGIAS CHALLENGE INC.

By:	/s/ George Xiradakis
	Name:	George Xiradakis
	Title:	Attorney in Fact

HIPPIAS CHALLENGE INC.

By:	/s/ George Xiradakis
	Name:	George Xiradakis
	Title:	Attorney in Fact

 [SIGNATURES CONTINUE ON FOLLOWING PAGE]

LYCOPHRON CHALLENGE INC.

By:	/s/ George Xiradakis
	Name:	George Xiradakis
	Title:	Attorney in Fact

PROTAGORAS CHALLENGE INC.

By:	/s/ George Xiradakis
	Name:	George Xiradakis
	Title:	Attorney in Fact

CRAYLUS CHALLENGE INC.

By:	/s/ George Xiradakis
	Name:	George Xiradakis
	Title:	Attorney in Fact

CALLICLES CHALLENGE INC.

By:	/s/ George Xiradakis
	Name:	George Xiradakis
	Title:	Attorney in Fact

  [SIGNATURES CONTINUE ON FOLLOWING PAGE]

ANTIPHON CHALLENGE INC.

By:	/s/ George Xiradakis
	Name:	George Xiradakis
	Title:	Attorney in Fact

SPARK NAVIGATION CORP.

By:	/s/ Anna Venieri
	Name:	Anna Venieri
	Title:	Attorney in Fact

BLUEATLANTIC SHIPPING LIMITED

By:	/s/ Anna Venieri
	Name:	Anna Venieri
	Title:	Attorney in Fact

ATLANTIC SUN MARINE CORP.

By:	/s/ Anna Venieri
	Name:	Anna Venieri
	Title:	Attorney in Fact

 [SIGNATURES CONTINUE ON FOLLOWING PAGE]

PEACE BRIDGE SHIPPING INC.

By:	/s/ Anna Venieri
	Name:	Anna Venieri
	Title:	Attorney in Fact

INVESTSHIPS LTD.

By:	/s/ Anna Venieri
	Name:	Anna Venieri
	Title:	Attorney in Fact

CONSOLIDATED FINANCE TWO LTD.

By:	/s/ Anna Venieri
	Name:	Anna Venieri
	Title:	Attorney in Fact

PIRAEUS STAR SHAREHOLDINGS INC.

By:	/s/ Anna Venieri
	Name:	Anna Venieri
	Title:	Attorney in Fact

[SIGNATURES CONTINUE ON FOLLOWING PAGE]

THOR SHAREHOLDINGS LIMITED

By:	/s/ Anna Venieri
	Name:	Anna Venieri
	Title:	Attorney in Fact

LOKI SHAREHOLDINGS LIMITED

By:	/s/ Anna Venieri
	Name:	Anna Venieri
	Title:	Attorney in Fact

SCHEDULE I

PARTIES AND SHARE PURCHASE AGREEMENTS

	Buyer	Seller	Date of applicable Share Purchase Agreement	Vessel

1	Thrasymachus Challenge Inc.	Spark Navigation Corp.	October 1, 2008	M.V. Morgiana

2	Prodigus Challenge Inc.	Blueatlantic Shipping Limited	October 1, 2008	M.V. Pompano

3	Gorgias Challenge Inc.	Atlantic Sun Marine Corp.	October 1, 2008	M.V. Ventura

4	Hippias Challenge Inc.	Peace Bridge Shipping Inc.	October 1, 2008	M.V. Fernandina

5	Lycophron Challenge Inc.	Investships Ltd.	October 1, 2008	Hull1106 SWS

6	Protagoras Challenge Inc.	Consolidated Finance Two Ltd.	October 1, 2008	Hull1119 SWS

7	Cratylus Challenge Inc.	Piraeus Star Shareholdings Inc.	October 1, 2008	Hull1129 SWS

8	Callicles Challenge Inc.	Thor Shareholdings Limited	October 1, 2008	Hull1154 SWS

9	Antiphon Challenge Inc.	Loki Shareholdings Limited	October 1, 2008	Hull1155 SWS

SCHEDULE II

ALLOCATION OF COMMON SHARES AND WARRANTS

	Seller	Purchase Price Assets Allocation of Common Shares	Purchase Price Assets Allocation of Warrants

1	Spark Navigation Corp.	none	700,000

2	Blueatlantic Shipping Limited	1,625,000	none

3	Atlantic Sun Marine Corp.	1,625,000	none

4	Peace Bridge Shipping Inc.	1,625,000	none

5	Investships Ltd.	none	700,000

6	Consolidated Finance Two Ltd.	none	700,000

7	Piraeus Star Shareholdings Inc.	1,625,000	none

8	Thor Shareholdings Limited	none	700,000
			700,000
9	Loki Shareholdings Limited	none

	TOTAL	6,500,000	3,500,000

EXHIBIT 2

SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT (this “Agreement”), dated as of March 6th, 2009, is made by and between the entities listed on Schedule 1 hereto (each, a “Purchaser” and collectively, the “Purchasers”) and DryShips Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”).

WHEREAS, wholly-owned subsidiaries of the Company (collectively, the “Original Buyers”) previously entered into separate shares purchase agreements, each dated October 1, 2008 (collectively, the “Terminated Agreements”) for the purchase of all of the issued and outstanding shares of nine vessel-owning companies in connection with the acquisition of nine Capesize drybulk carriers, including five newbuildings, with clients of Cardiff Marine Inc., a corporation organized under the laws of the Republic of Liberia, (collectively, the “Original Sellers”), which such Original Sellers are the Purchasers hereunder;

WHEREAS, the Original Buyers, the Original Sellers and the Company are each a party to that certain Termination and Release Agreement, dated the date hereof, whereby the parties thereto have agreed to the cancellation and termination of the Terminated Agreements; and

WHEREAS, the board of directors of the Company has determined that it advisable and in the best interests of the Company to enter into the Termination and Release Agreement and to issue six million five hundred thousand (6,500,000) shares of common stock, par value $0.01 per share, of the Company (the “Shares”) and warrants to purchase three million five hundred thousand (3,500,000) shares of common stock, par value $0.01 per share, of the Company (the “Warrants”), to the Purchasers or their respective nominees on the terms and conditions set forth herein in consideration of the cancellation and termination of the Terminated Agreements.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and for such other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

ISSUANCE AND SALE OF SHARES AND WARRANTS

1.1.           Purchase of Shares and Warrants.  On the Closing Date (defined below), upon the conditions set forth herein, the Company agrees to sell to the Purchasers or their respective nominees, and the Purchasers, jointly and not severally, agree to purchase such number of Shares and Warrants as set forth on Schedule 1 hereto, in consideration of, among other things, the mutual covenants, agreements and releases contained in the Termination and Release Agreement.

1.2           Terms of the Warrants.  The Warrants shall be in the form attached hereto as Exhibits A-1 to A-3.

1.3           Closing; Delivery of Shares and Warrants.

a.           The purchase and sale of the Shares and the Warrants shall take place at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, New York, at 10:00 a.m. New York time on April 1, 2009 (the “Closing Date”), or at such other time or place as the Company and the Purchasers shall mutually agree (which such time and place are designated the “Closing”).

b.           Prior to the Closing Date, the Purchasers shall deliver to the Company any and all information relating the Purchasers or their respective nominees as may be required by the Company’s transfer agent in order to issue the Shares and the Warrants.

c.           At the Closing, the Company shall deliver to the Purchasers or their respective nominees (i) the certificates evidencing the Shares; and (ii) the certificates evidencing the Warrants.

d.           At the Closing, the nominees of the Purchasers shall deliver the Investor Representation Letter and Release in the form attached hereto as Exhibit B.

ARTICLE II

REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF THE COMPANY

The Company hereby represents and warrants to, and agrees with, the Purchasers, as of the date hereof, as follows:

3.1           Organization.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the Republic of the Marshall Islands.

3.2           Capacity; Authority; Validity.  The Company has all necessary capacity, power and authority to enter into this Agreement and to perform all the obligations to be performed by the Company hereunder; this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary action of the Company; this Agreement has been duly executed and delivered by the Company; and, assuming the due execution and delivery of this Agreement by the Purchasers, this Agreement constitutes the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

3.3           Consent and Approvals; No Violation.  Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby will (a) conflict with or result in any breach of any provision of the Company’s Amended and Restated Articles of Incorporation or Amended and Restated By-laws; (b) require any consent, approval, authorization or permit of, or filing with or notification to; any governmental entity other than those that have been made or obtained; (c) result in a default (or give rise to any right of amendment, termination, cancellation, consent, acceleration or loss of material benefit) under the terms, conditions or provisions of any material agreement to which the Company is a party or by which any of the property or assets of the Company may be bound, except in such cases where the requisite waivers or consents have been obtained; or (d) violate any judgment, order, writ, decree, law, rule or regulation applicable to the Company, in each case that would have a material adverse effect on the legality, validity or enforceability of this Agreement or the Company’s performance of its obligations hereunder.

3.4           No Litigation.  There is no action, suit, proceeding or investigation pending or, to the Company’s knowledge, currently threatened against or affecting the Company which would adversely affect or challenge the legality, validity or enforceability of this Agreement or the transactions contemplated hereby.

3.5           Certain Fees.  No brokerage or finder’s fees or commissions are or will be payable by the Company to any broker, finder, placement agent or bank with respect to the transactions contemplated by this Agreement.

3.6           Issuance of the Securities.  The Shares and the common shares issuable upon exercise of the Warrants (the “Warrant Shares”) are duly authorized, and when issued and paid for in accordance with the terms of this Agreement and the Warrants, will be validly issued, fully paid and non-assessable and free and clear of all liens and encumbrances imposed by the Company and restrictions on transfer other than as set forth in this Agreement and the Warrants. The Warrants are duly authorized, and when duly executed and delivered in accordance with the terms of this Agreement, will be legally binding obligations of the Company and free and clear of all liens and encumbrances imposed by the Company and restrictions on transfer other than as set forth in this Agreement and the Warrants.

3.7           Registration Rights.  The Company covenants and agrees to register with the Securities and Exchange Commission (“SEC”) the Shares and the Warrant Shares for resale by the Purchasers or their respective nominees, as applicable and any transferee that is an Affiliate of such Purchaser (collectively, the “Holders”), promptly following the expiration of the Lock Up Period (defined below), to the extent such Shares and/or Warrant Shares are not eligible to be resold within a 90-day period from the date of such expiration pursuant to Rule 144 under the Securities Act of 1933, as amended (“Rule 144”), all in accordance with the terms and provisions set forth herein. The Company’s obligations under this Section 3.7 shall be subject to receipt of any other information regarding such seller and the distribution of such securities as the Company may from time to time reasonably request in writing as provided for in Section 4.14 hereof.  For purposes of this Agreement, “Affiliate” shall mean, with respect to a specified person, a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

3.8           Registration Procedures and Expenses.

To the extent such Shares and/or Warrant Shares are not eligible to be resold within a 90-day period from the date of such expiration pursuant to Rule 144, which such Shares and/or Warrant Shares shall be referred to collectively herein as the “Registrable Securities,” the following provisions shall apply:

(a)           In the event that within 30 days of receipt of the notice referred to Section 3.8(i) below, (the “Filing Deadline”), the Company is no longer permitted to offer or sell securities pursuant to the Company’s existing automatically effective shelf registration statement on Form F-3ASR (Registration No. 333-146540) (the “WKSI Registration Statement”), the Company shall, subject to the receipt of such notice as specified in Section 3.8(i) below, prepare and file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-3, Form F-3 ASR or successor form (the “Initial Resale Registration Statement”) relating to the resale of the Registrable Securities (the “Required Registration Amount” issued to the Holders; provided that the Company shall not be required to effect any such registrations pursuant to this Agreement unless the Company shall be eligible to file a registration statement on Form F-3, Form F-3ASR or successor form.  Notwithstanding anything herein to the contrary, if the SEC prevents the Company from including the Required Registration Amount of Registrable Securities on the Initial Resale Registration Statement due to limitations on the use of Rule 415 of the Securities Act or otherwise for the resale of the Registrable Securities by the Holders (the Registrable Securities not included on such Initial Resale Registration Statement, the “Cutback Shares”), the Initial Resale Registration Statement shall register the resale of a number of Registrable Securities which is equal to the maximum number of shares as is permitted by the SEC.  In such event, the number of Registrable Securities to be registered for the Holders in the Initial Resale Registration Statement shall be reduced pro rata among all Holders.  With respect to the Cutback Shares, the Company shall file additional registration statements (each an “Additional Resale Registration Statement”) successively trying to register the maximum number of remaining Cutback Shares until all of the Required Registration Amount of Registrable Securities have been registered with the SEC.

(b)           Subject to receipt of the notice referred to in Section 3.8(i) below, in the event that the Company is permitted to offer and sell securities pursuant to the WKSI Registration Statement at the time of the Filing Deadline, the Company shall file, on or prior to the Filing Deadline, a prospectus supplement relating to the resale of the Registrable Securities by such Holders.

(c)           The Company shall use its commercially reasonable efforts, subject to the receipt of the necessary information from the Holders, to (i) in the case of (a) above, cause the SEC to declare the Initial Resale Registration Statement effective within 60 days of the Filing Deadline (the “Effective Deadline”) and use its reasonable commercial efforts to cause each Additional Registration Statement, if any, to be filed and declared effective as soon as practicable; and (ii) in the case of (a) or (b) above, file such amendments or supplements to the applicable Registration Statement and the prospectus used in connection therewith as may be necessary or required to keep the such Registration Statement and prospectus current until the earlier of (x) such time as all of the Registrable Securities have been sold; (y) such time as all of the Registrable Securities become eligible for resale within a 90-day period pursuant to Rule 144 or any successor rule; or (z) two years from the Filing Deadline.

(d)           The Company shall furnish to the Holders with respect to the Registrable Securities registered under any Registration Statement (and to each underwriter, if any, of such Registrable Securities) such number of copies of prospectuses and such other documents as the Holders may reasonably request, in order to facilitate the public sale or other disposition of all or any of the Registrable Securities by the Holders.

(e)           The Company shall use commercially reasonable efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as any Holder reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Securities owned by such seller (provided, that the Company will not be required to (x) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3.8(e), (y) subject itself to taxation in any such jurisdiction, or (z) consent to general service of process in any such jurisdiction)

(f)           The Company shall use its commercially reasonable efforts to cause all such Registrable Securities to be listed on each securities exchange on which securities of the same class issued by the Company are then listed.

(g)           The Company shall bear all expenses in connection with the procedures in this Section 3.8 and the registration of the Registrable Securities pursuant to any Registration Statement, other than fees and expenses, if any, of counsel or other advisers to the Holders or underwriting discounts, brokerage fees and commissions incurred by the Holders, if any in connection with the offering of the shares pursuant to any Registration Statement.

(h)           In order to enable the Holders sell the Registrable Securities under Rule 144, the Company shall use its commercially reasonable efforts to comply with the requirements of Rule 144, including without limitation, with respect to public information about the Company and timely file all reports required to be filed by the Company under the Exchange Act.

(i)           The Company’s obligations under this Section 3.8 shall be subject to 30 days’ written notice from any Holder to the Company at the address and facsimile number appearing on the signature pages hereto of such Holder’s intention to resell all or a portion of the Registrable Securities owned by such Holder who shall provide prompt written notice to the Company of any change thereto.  In no event shall any notice be given by any Holder more than 30 days prior to the expiration of the Lock-Up Period (defined below).

3.9     Discontinued Disposition. Each Holder agrees by its acquisition of such Registrable Securities that, upon receipt of a notice from the Company to the address and facsimile number set forth on the signature pages hereto indicating that an amendment or supplement to the Registration Statement or prospectus is necessary or required, such Holder will forthwith discontinue disposition of such Registrable Securities under the Registration Statement until such Holder’s receipt of the copies of a supplemented prospectus and/or amended Registration Statement or until it is advised in writing (the “Advice”) by the Company that the use of the applicable prospectus may be resumed, and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such prospectus or Registration Statement.  In the event of a discontinued disposition under this Section 3.9, the Company will use its commercially reasonable efforts to ensure that the use of the prospectus may be resumed as promptly as is practicable and to provide copies of the supplemented prospectus and/or amended Registration Statement or the Advice as soon as possible in order to enable each Holer to resume dispositions of the Registrable Securities.  The Company may provide appropriate stop orders to enforce the provisions of this Section.

3.10           Suspension of Trading.  At any time after the Registrable Securities are covered by an effective Registration Statement, the Company may deliver to the Holders of such Registrable Securities a certificate (the “Suspension Certificate”) signed by an executive officer of the Company stating that the effectiveness of and sales of Registrable Securities under the Registration Statement would require public disclosure of any transaction prior to the time such disclosure might otherwise be required.

Beginning 10 business days after the receipt of a Suspension Certificate by Holders of Registrable Securities, the Company may, in its discretion, require such Holders of Registrable Securities to refrain from selling or otherwise transferring or disposing of any Registrable Securities or other Company securities then held by such Holders for a specified period of time that is customary under the circumstances (not to exceed sixty (60) days). Notwithstanding the foregoing sentence, the Company shall be permitted to cause Holders of Registrable Securities to so refrain from selling or otherwise transferring or disposing of any Registrable Securities or other securities of the Company on only two occasions during each twelve (12) consecutive month period that the Registration Statement remains effective for purposes of the registration rights granted hereunder. The Company may impose stop transfer instructions to enforce any required agreement of the Holders under this Section 3.10.

3.11           Indemnification and Contribution.

(a)           In the event of any registration of any Registrable Securities under the Securities Act pursuant to this Agreement, the Company shall indemnify and hold harmless the Registrable Securities Holders, their respective directors and officers, and each other person (including each underwriter) who participated in the offering of such Registrable Securities and each other person, if any, who controls the Registrable Securities Holders or such participating person within the meaning of the Securities Act (collectively, the "Holder Indemnitees") from and against any losses, claims, damages or liabilities, joint or several, to which a Holder Indemnitee may become subject under the Securities Act or any other statute or at common law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon: (i) any untrue statement or any alleged untrue statement of any material fact contained or incorporated by reference, on the effective date thereof, in any registration statement under which such securities were registered under the Securities Act, any preliminary prospectus or final prospectus contained therein, any free writing prospectus or any amendment or supplement thereto, (ii) any omission or any alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or (iii) any other violation of any applicable securities laws, and in each of the foregoing circumstances shall pay for or reimburse the Holder Indemnitees for any legal or any other expenses reasonably incurred by all or any one of the Holder Indemnitees in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that, with respect to any Holder Indemnitee, the Company shall not be liable in any such case to the extent that any such loss, claim, damage or liability has been found by a court of competent jurisdiction to have been based upon (x) any actual untrue statement or actual omission made or incorporated by reference in such registration statement, preliminary prospectus, prospectus, free writing prospectus or any amendment or supplement thereto solely in reliance upon and in conformity with written information furnished to the Company by such Holder Indemnitee specifically for use therein; or (y) any offer or sale by any Holder occurring when the Company has provided notice to such Holder as contemplated in Section 3.9 and 3.10 hereof. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of a Holder Indemnitee, and shall survive the transfer of such securities by a Holder Indemnitee.

(b)           In the event of any registration of any Registrable Securities under the Securities Act pursuant to this Agreement, the Registrable Securities Holders, by acceptance hereof, agrees to indemnify and hold harmless the Company, its directors and officers and each other person, if any, who controls the Company within the meaning of the Securities Act and any other person (including each underwriter) who participated in the offering of such Registrable Securities (collectively, the "Company Indemnitees") against any losses, claims, damages or liabilities, joint or several, to which the Company Indemnitees may become subject under the Securities Act or any other statute or at common law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon: (i) any untrue statement or any alleged untrue statement of any material fact contained or incorporated by reference, on the effective date thereof, in any registration statement under which such securities were registered under the Securities Act, any preliminary prospectus or final prospectus contained therein, any free writing prospectus, or any amendment or supplement thereto, or (ii) any omission or any alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, but in either case only to the extent that such untrue statement or omission is (A) made in reliance on and in conformity with any information furnished in writing by the Holder to the Company concerning the Holder specifically for inclusion in the registration statement, preliminary prospectus, prospectus, free writing prospectus or any amendment or supplement thereto relating to such offering, and (B) is not corrected by the Holder and distributed to the purchasers of shares within a reasonable period of time.

(c)           If the indemnification provided for in this Section 3.11 from an indemnifying party is unavailable to an indemnified party hereunder in respect of any losses, claims, damages, liabilities or expenses referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and indemnified parties in connection with the actions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified parties shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such indemnifying party or indemnified parties, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding.

(d)           The parties hereto agree that it would not be just and equitable if contribution pursuant to Section 3.11(c) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. No person guilty of fraudulent misrepresentation (within the meaning of Section 11 (f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE III

REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF THE PURCHASERS

The Purchasers, jointly and not severally, hereby represent and warrant to, and agree with, the Company, as of the date hereof, as follows:

4.1           Accredited Investor.  Each of the Purchasers and any nominee thereof is an “Accredited Investor” within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act of 1933, as amended (the “Securities Act”).

4.2           Acquiring Shares for Own Account.  Each of the Purchasers and any nominee thereof is acquiring the Shares and Warrants from the Company for its own account solely for the purpose of investment and without a view to any resale or other distribution thereof in violation of the Securities Act.

4.3           Knowledge in Business.  Each of the Purchasers and any nominee thereof has sufficient knowledge and experience in business, financial and investment matters so as to be able to evaluate the risks and merits of its investment in the Company and it is able financially to bear the risks thereof.

4.4.           No General Solicitation.  None of the Purchasers nor any nominee thereof has been offered any Shares or Warrants by any means of general solicitation or advertising, including any of the following:

a.	any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio,

or

b.	any seminar or meeting whose attendees have been invited by general solicitation or advertising.

4.5           Access to Information.  Each of the Purchasers and any nominee thereof had access to such information regarding the Company and its affairs as is necessary to enable it to evaluate the merits and risks of an investment in the Shares and Warrants.

4.6           Purchaser Acknowledgement.  Each of the Purchasers and any nominee thereof acknowledges that (i) the Shares, the Warrants and the Warrant Shares (collectively, the “Securities”) are all “restricted securities,” as defined in Rule 144 under the Securities Act, (ii) a stop transfer order will be in effect and (iii) the Securities cannot not be sold, transferred, pledged or hypothecated in the absence of an effective registration statement for such securities under the Securities Act or an opinion of counsel satisfactory to the Company that registration is not required under the Securities Act.

4.7           Holding Period; Lock Up.

a.           The Purchasers, or their nominees, as the case may be, will hold the Securities subject to all of the applicable provisions of the Securities Act and the rules and regulations promulgated thereunder and will not at any time make any sale, transfer or other exchange thereof in contravention of the Securities Act or such rules and regulations, or any applicable state securities or “blue sky” laws.

b.           Each of the Purchasers hereby agrees that, without the prior written consent of the Company, it and its nominee, if any (i) will not, directly or indirectly, offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or otherwise dispose of any of the Shares or Warrants and (ii) will not establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” with respect to any of the Shares or Warrants (in each case within the meaning of Section 16 of the Exchange Act), or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of any of the Shares or Warrants, whether or not such transaction is to be settled by delivery of the Shares of Warrants, other securities, cash or other consideration, for a period of one hundred and eighty (180) days commencing on the Closing Date (the “Lock Up Period”).

4.8           Restrictive Legend.  The Company has made each of the Purchasers aware that a legend will be placed on the share certificates stating that the Securities have not been registered under the Securities Act and referring to the restrictions on transferability and sale of the Securities.

a.           Each certificate for the Shares shall have conspicuously written, printed, typed or stamped upon the face thereof, or upon the reverse thereof with a conspicuous reference on the face thereof, the following legend:

“THE SHARES OF COMMON STOCK REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR ANY STATE SECURITIES OR BLUE SKY LAWS, AND MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF (I) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND COMPLIANCE WITH SUCH STATE LAWS OR (II) AN APPLICABLE EXEMPTION THEREFROM AND AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED.  THE SHARES OF COMMON STOCK REPRESENTED HEREBY ARE SUBJECT TO AN AGREEMENT BY THE REGISTERED HOLDER WITH THE COMPANY NOT TO SELL SUCH SHARES FOR A PERIOD OF 180 DAYS FOLLOWING THE DATE OF ISSUANCE OF THE SHARES OF COMMON STOCK.”

b.           Each certificate for the Warrants shall have conspicuously written, printed, typed or stamped upon the face thereof, or upon the reverse thereof with a conspicuous reference on the face thereof, the following legend:

“THIS WARRANT AND THE SHARES OF COMMON STOCK ISSUED UPON ANY EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR ANY STATE SECURITIES OR BLUE SKY LAWS, AND MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF (I) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND COMPLIANCE WITH SUCH STATE LAWS OR (II) AN APPLICABLE EXEMPTION THEREFROM AND AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED.  THIS WARRANT IS SUBJECT TO AN AGREEMENT BY THE REGISTERED HOLDER WITH THE COMPANY NOT TO SELL THIS WARRANT FOR A PERIOD OF 180 DAYS FOLLOWING THE DATE OF ISSUANCE OF HEREOF.”

c.           Each certificate for the Warrant Shares shall have conspicuously written, printed, typed or stamped upon the face thereof, or upon the reverse thereof with a conspicuous reference on the face thereof, the following legend:

“THE SHARES OF COMMON STOCK REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR ANY STATE SECURITIES OR BLUE SKY LAWS, AND MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF (I) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND COMPLIANCE WITH SUCH STATE LAWS OR (II) AN APPLICABLE EXEMPTION THEREFROM AND AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED.”

4.9           Capacity; Authority; Validity.  Each of the Purchasers has all necessary capacity, power and authority to enter into this Agreement and to perform all the obligations to be performed by each of the Purchasers hereunder; this Agreement and the consummation by the Purchasers of the transactions contemplated hereby have been duly and validly authorized by all necessary action of each of the Purchasers; this Agreement has been duly executed and delivered by each of the Purchasers; and, assuming the due execution and delivery of this Agreement by the Company, this Agreement constitutes the legal, valid and binding obligation of each of the Purchasers enforceable against such Purchasers in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

4.10           Consent and Approvals; No Violation.  Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby will (a) conflict with or result in any breach of any provision of the Purchasers’ respective organizational or charter documents; (b) require any consent, approval, authorization or permit of, or filing with or notification to; any governmental entity other than those that have been made or obtained; (c) result in a default (or give rise to any right of amendment, termination, cancellation, consent, acceleration or loss of material benefit) under the terms, conditions or provisions of any material agreement to which any Purchaser is a party or by which any of the property or assets of any Purchaser may be bound, except in such cases where the requisite waivers or consents have been obtained; or (d) violate any judgment, order, writ, decree, law, rule or regulation applicable to any Purchaser, in each case that would have a material adverse effect on the legality, validity or enforceability of this Agreement or the performance by such party of its obligations hereunder.

4.11           No Litigation.  There is no action, suit, proceeding or investigation pending or, to the Company’s knowledge, currently threatened against or affecting any of the Purchasers which would adversely affect or challenge the legality, validity or enforceability of this Agreement or the transactions contemplated hereby.

4.12           Non-Affiliate Status.  Other than the Original Sellers of the vessels M/V Morgiana and Hulls 1106, 1119, 1154 and 1155, none of the Purchasers is an “Affiliate” of the Company as such term is defined under the Securities Exchange Act of 1934, as amended.

4.13           Investor Representation Letter and Release.  Each Purchaser shall execute and deliver, or cause its nominee to execute and deliver, to the Company the Investor Representation Letter and Release referred to in Section 1.3(c) hereof.

4.14           Required Information.  Each Holder of Registrable Shares as to which any registration is being effected shall furnish to the Company any other information regarding such seller and the distribution of such securities as the Company may from time to time reasonably request in writing.

ARTICLE VI

MISCELLANEOUS

6.1           Assignment.  This Agreement shall not be assigned by any Purchaser without the Company’s prior written consent.

6.2           Entire Agreement.  This Agreement constitutes the entire agreement by the parties hereto and supersedes any other agreement, whether written or oral, that may have been made or entered into between them relating to the matters contemplated hereby.

6.3           Severability.  Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective only to the extent of such invalidity or unenforceability, without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.

6.4           Amendments and Waivers.  This Agreement may be amended, modified, superseded, or canceled, and any of the terms, representations, warranties or covenants hereof may be waived, only by written instrument executed by each of the parties hereto or, in the case of a waiver, by the party waiving compliance.

6.5           Captions; Counterparts, Execution.  The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.  This Agreement may be executed in one or more counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.

6.6           Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York. Any legal action or proceeding in connection with this Agreement or the performance hereof may be brought in the state and federal courts located in the Borough of Manhattan, City, County and State of New York, and the parties hereby irrevocably submit to the non-exclusive jurisdiction of such courts for the purpose of any such action or proceeding.

           6.7           Further Assurances.  Each of the parties shall, at all times, and from time to time, upon the request of the other Party, do, execute, acknowledge and deliver, or will cause to be done, executed, acknowledged and delivered, all such further acts as may be required to consummate the transactions contemplated in this Agreement as they are herein contemplated.  Each party shall, and shall use its commercially reasonable efforts to assure that any necessary third party shall, execute and deliver such documents and do such other acts and things as the other party may reasonably require for the purpose of giving to that other party the full benefit of all the provisions of this Agreement, and as may be reasonably required to complete the transactions contemplated in this Agreement.

           6.8           Expenses.  Each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the preparation, execution, delivery and performance of this Agreement.

[SIGNTURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

DRYSHIPS INC.

By:	/s/ George Xiradakis
	Name:	George Xiradakis
	Title:	Director, Chairman of the Special Committee

SPARK NAVIGATION CORP.

By:	/s/ Anna Venieri
	Name:	Anna Venieri
	Title:	Attorney in Fact

Nominee: Sphinx Investment Corp.
Trust Company Complex, Ajeltake Road
Ajeltake Island, Majuro, MH96960
Facsimile: + 011 30 210 80 90 585

BLUEATLANTIC SHIPPING LIMITED

By:	/s/ Anna Venieri
	Name:	Anna Venieri
	Title:	Attorney in Fact

Nominee: Sphinx Investment Corp.
Trust Company Complex, Ajeltake Road
Ajeltake Island, Majuro, MH96960
Facsimile: + 011 30 210 80 90 585

ATLANTIC SUN MARINE CORP.

By:	/s/ Anna Venieri
	Name:	Anna Venieri
	Title:	Attorney in Fact

Nominee: Pink Investments Inc.
Trust Company Complex, Ajeltake Road
Ajeltake Island, Majuro, MH96960
Facsimile: + 011 30 210 61 40 267

PEACE BRIDGE SHIPPING INC.

By:	/s/ Anna Venieri
	Name:	Anna Venieri
	Title:	Attorney in Fact

Nominee: Pink Investments Inc.
Trust Company Complex, Ajeltake Road
Ajeltake Island, Majuro, MH96960
Facsimile: + 011 30 210 61 40 267

INVESTSHIPS LTD.

By:	/s/ Anna Venieri
	Name:	Anna Venieri
	Title:	Attorney in Fact

Nominee: Sphinx Investment Corp.
Trust Company Complex, Ajeltake Road
Ajeltake Island, Majuro, MH96960
Facsimile: + 011 30 210 80 90 585

CONSOLIDATED FINANCE TWO LTD.

By:	/s/ Anna Venieri
	Name:	Anna Venieri
	Title:	Attorney in Fact

Nominee: Sphinx Investment Corp.
Trust Company Complex, Ajeltake Road
Ajeltake Island, Majuro, MH96960
Facsimile: + 011 30 210 80 90 585

PIRAEUS STAR SHAREHOLDINGS INC.

By:	/s/ Anna Venieri
	Name:	Anna Venieri
	Title:	Attorney in Fact

Nominee: Pink Investments Inc.
Trust Company Complex, Ajeltake Road
Ajeltake Island, Majuro, MH96960
Facsimile: + 011 30 210 61 40 267

THOR SHAREHOLDINGS LIMITED

By:	/s/ Anna Venieri
	Name:	Anna Venieri
	Title:	Attorney in Fact

Nominee: Sphinx Investment Corp.
Trust Company Complex, Ajeltake Road
Ajeltake Island, Majuro, MH96960
Facsimile: + 011 30 210 80 90 585

LOKI SHAREHOLDINGS LIMITED

By:	/s/ Anna Venieri
	Name:	Anna Venieri
	Title:	Attorney in Fact

Nominee: Sphinx Investment Corp.
Trust Company Complex, Ajeltake Road
Ajeltake Island, Majuro, MH96960
Facsimile: + 011 30 210 80 90 585

Schedule 1

	Purchaser	Common Shares	Warrants

1	Spark Navigation Corp.	0	700,000

2	Blueatlantic Shipping Limited	1,625,000	0

3	Atlantic Sun Marine Corp.	1,625,000	0

4	Peace Bridge Shipping Inc.	1,625,000	0

5	Investships Ltd.	0	700,000

6	Consolidated Finance Two Ltd.	0	700,000

7	Piraeus Star Shareholdings Inc.	1,625,000	0

8	Thor Shareholdings Limited	0	700,000

9	Loki Shareholdings Limited	0	700,000

	TOTAL	6,500,000	3,500,000

EXHIBIT A-1

Omitted.

EXHIBIT A-2

Omitted.

EXHIBIT A-3

Omitted.

EXHIBIT B

Omitted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
(Registrant)

Dated: March 10, 2009	By: /s/ George Economou
George Economou
Chief Executive Officer